Mail Stop 4628

                                                          April 24, 2019

Via E-mail
Ivan Menezes
Chief Executive Officer
Diageo PLC
Lakeside Drive
Park Royal, London, NW10 7HQ, England

       Re:    Diageo PLC
              20-F for Fiscal Year Ended June 30, 2018
              August 6, 2018
              File No. 1-10691

Dear Mr. Menezes:

        We refer you to our comment letter dated March 29, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    John Reynolds
       Assistant Director
       Division of Corporation Finance

       Siobhan Moriarty
       Diageo

       Evan Scott Simpson
       Sullivan & Cromwell LLP